

September 28, 2012

Via E-mail
Joseph Ficalora
President and Chief Executive Officer
New York Community Bancorp, Inc.
615 Merrick Avenue
Westbury, NY 11590

> **Re:** **New York Community Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 29, 2012**
> **Form 10-Q for the Quarterly Period Ended June 30, 2012**
> **Filed August 9, 2012**
> **File No. 001-31565**

Dear Mr. Ficolora:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 1A. Risk Factors, page 26

1.   Please revise your risk factor subcaptions to adequately describe the risks presented. See Item 503(c) of Regulation S-K for guidance.

Item 3. Legal Proceedings, page 36

2.   We note your statement on page 134 that all pending legal actions involve amounts that are believed by management to be immaterial to the company. In the future, please describe all material pending proceedings, or the lack thereof, under Item 3 of your Form 10-K in addition to your disclosure of such in the notes to the financial statements.

Item 7. Management's Discussion of Financial Condition and Results of Operations, page 41

Financial Condition, page 46

Covered Loans, page 47

3.   We note on page 48 that $1.9 billion of your one-to-four family loans in the covered loans portfolio will either mature or the variable rate will reprice in the next 12 months. We also note your disclosure on page 119 that one reason for your $206.6 million reclassification from non-accretable difference to accretable yield on your covered loans portfolio was changes in interest rates on variable rate loans. In an effort to provide greater transparency surrounding your one-to-four family covered loans portfolio, please revise your future filings to disclose the percentage of variable rate loans in the portfolio, the weighted average interest rate on variable rate loans, and the reset terms.

Non-Covered Loans Held for Sale, page 54

4.   We note your disclosure on page 54 that beginning in 2011 you originated jumbo loans under contracts for sale to other financial institutions. We also note your risk factor on page 30 relating to the announced U.S. Government plans to wind down Fannie Mae and Freddie Mac, to whom you currently sell the majority of your originated one-to-four family loans. Please address the following:

- Tell us and disclose in future filings the business reasons for the inclusion of jumbo loans in your origination of one-to-four family loans for sale and whether you expect that the origination of these or other non-conforming loans will increase going forward.

- Disclose in your future filings the amount of one-to-four family loans originated for sale during the period that were agency-conforming loans and the percentage of non-conforming loans.

- Tell us and revise your future filings to clearly disclose whether loans sold to other financial institutions, not the GSEs, include standard representations and warranties that could require the repurchase of a loan due to breach. If so, address whether you include these loans in your representation and warranty reserve estimate.

Asset Quality, page 58

5.   We note from your disclosure on page 63 that the balance related to loan number one grew to $45.3 million as of December 31, 2011 from $42.0 million as of December 31, 2010. We also note your response to our prior comment three filed on November 17, 2011 related to this loan and that during the six-months ended June 30, 2012 you allocated $2.9 million of allowance to this loan. In your future filings, please disclose your policy for lending additional credit to a borrower(s) after the loan has been placed on non-accrual or modified as a troubled debt restructuring (TDR). In your response, address whether the loan terms include restrictions on your ability to close an outstanding line or open commitment due to non-payment. Refer to ASC 310-40-50-1.

Troubled Debt Restructurings, page 63

6.   We note your disclosure that loans modified as TDRs are placed on non-accrual status until you determine that future collection of principal and interest is reasonably assured and generally you require the borrower to demonstrate performance through six consecutive months of payments according to the restructured terms. However, you disclose that loan five at the top of this page was modified as a TDR on May 23, 2011 and not placed on non-accrual status until August 2011. Please clarify the reason this loan was not put on non-accrual status at the modification date in accordance with your policy and consider revising your TDR accrual policy in your future filings for any discrepancies. In your response address whether a payment default triggered the August 2011 non-accrual status and if so, reconcile this loan default with your statement on page 118 that there were no payment defaults on loans modified as TDRs during 2011.

Analysis of Troubled Debt Restructurings, page 64

7.   We note from your table that accruing TDRs declined by 58% during the year ended December 31, 2011 from $152.7 million to $63.8 million and then significantly increased to $112.6 million at June 30, 2012. We also note that non-accruing TDRs fluctuated significantly less from the high of $223.3 million at December 31, 2011 to the low of $188.6 million as of June 30, 2012. Please revise your future filings to discuss the factors driving the decrease in the performing TDRs from 2010 to 2011 and then a significant increase in the first half of 2012. In your response, also address when and how restructured performing loans are removed from TDR classification.

Item 8. Financial Statements and Supplementary Data, page 92

Note 4. Loans, page 115

Troubled Debt Restructurings, page 118

8.   We note that there were no payment defaults on loans modified as TDRs during the
        preceding twelve months ended December 31, 2011. We also note you define a payment
        default as a loan 30 days contractually past due under the modified terms. Please tell us
        and revise your future filings to address how you define a payment default when loans
        are in forbearance or otherwise granted a delay of payment (e.g. a commercial real estate
        loan with a one year extension on the maturity of the balloon payment). Also as part of
        your response tell us whether you would consider multiple modifications or forbearance
        periods as a payment default. Given that the recorded investment of TDRs as of
        December 31, 2011 was $287.1 million or 43% of nonperforming loans, also consider
        revising your disclosure in your future filings to include the success rates of your loan
        modifications by loan type within Management's Discussion and Analysis.

Note 5. Allowance for Loan Losses, page 121

9.   We note your allowance rollforwards for non-covered loans on page 121. Please revise
        your future filings to provide the rollforward by portfolio segment in accordance with
        ASC 310-10-50-11B(c).

Note 14. Derivative Financial Instruments, page 150

10.   We note your unrealized gains and losses on derivative financial instruments were $25.7
        million and $18.9 million as of December 31, 2011. We also note you present a "netting
        adjustment" column with no adjustments in your table on page 144 and that the fair value
        of your derivative assets and liabilities were lower than the amounts disclosed on page
        150. Please clarify which table presents the fair value of derivatives gross and revise
        your future filings to present derivative assets and liabilities on a gross basis in
        accordance with ASC 815-10-50-4B and ASC 820-10-50-3. Also, revise your future
        filings to disclose your accounting policy related to offsetting as required by ASC 815-
        10-50-7.

Definitive Proxy Statement on Schedule 14A filed on April 26, 2012

Compensation Discussion and Analysis, page 14

11.   In the future please disclose the names of the compensation surveys consulted in the
        compensation determination process each year, as mentioned on page 18.

12.   We note your discussion of individual performance objectives at the top of page 18. Please confirm that no such objectives were established for the 2011 fiscal year performance cycle. Also, please confirm that in the future you will disclose and quantify individual performance objectives to the extent applicable and will discuss how each objective ultimately affected the actual compensation awarded to each named executive officer.

13.   Please provide proposed disclosure which includes the weighting of each of your performance metrics identified on page 20 relative to your named executive officers' incentive compensation. If each metric is counted equally (i.e., 25% of incentive compensation), please so state. If not, please disclose the applicable percentages.

14.   Please provide proposed disclosure which quantifies the company's actual performance in each performance metric category.

Transactions with Certain Related Persons, page 29

15.   We note your disclosures related to your policies regarding related party transactions beginning with the final paragraph on page 29. Please confirm that you have no related party transactions that require disclosure of the information required by Item 404(a) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended June 30, 2012

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

Interest Rate Sensitivity Analysis, page 71

16.   We note you monitor your interest rate risk by performing an interest rate sensitivity gap, a net interest income simulation, and measuring the change in your net portfolio value ("NPV") based on a range of interest rate scenarios. Please address the following related to these models in your future filings:

- You disclose on page 74 that the net changes in your NPV were within the parameters approved by the Board of Directors. With respect to the internal policy limits set, discuss your procedures for addressing any breaches of such limits and whether any breaches of these internal policy limits have occurred during the periods presented for each model.

- Explain how your current interest rate risk position results in a decrease in your NPV while the same shift in interest rates has a positive impact to your net interest income as disclosed on page 75.

- With respect to the net interest income simulation, tell us whether you also evaluate the impact of changes in the slope of the yield curve in this simulation model and if so, please revise your future filings to disclose the results.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michelle Miller at (202) 551-3368 or Lindsay McCord at (202) 551-3417 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Laura Crotty at (202) 551-3563 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director